UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period: March 2008                                    File No.0-31218

Candente Resource Corp.

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia, Canada  V6C 1L6

(Address of principal executive offices)

1.

News Release dated March 12, 2008

2.

News Release dated March 13, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resources Corp.

(Registrant)

Dated: March 13, 2008

/s/  Lola Montagne

      Lola Montagne,

      Corporate Secretary

NEWS RELEASE

DNT:TSX

DNT: BVL

WKN: GW4

TERMINATION OF U.S. REGISTRATION OF COMMON SHARES

Vancouver, British Columbia, March 12th, 2008.  Candente Resource Corp. (DNT:TSX and BVL)  (“Candente” or the “Company”) announces its intention to voluntarily terminate the registration of its common shares (the “Termination”) under the United States Securities Exchange Act of 1934 (the “1934 Act”).  Candente intends to file a Form 15-F with the United States Securities and Exchange Commission no later than March 14th, 2008 whereby its reporting obligations under the 1934 Act, including Form 20-F and Form 6-K filings, will be suspended immediately upon filing.  Candente expects the Termination to become effective 90 days thereafter.

Candente’s Board of Directors unanimously approved the Termination primarily due to the following factors:

1.

Candente’s common shares are listed only on the Toronto, Lima and Frankfurt Stock Exchanges;

2.

Candente does not maintain a U.S. listing of its common shares and currently has no plans to seek such a listing; and

3.

A continued registration under the 1934 Act would require Candente to maintain the requirements of the Sarbanes-Oxley Act of 2002.  For those companies having gone through a full implementation, the overall process has been expensive and burdensome relative to the limited benefits realized.

Candente is current with all requirements under U.S. securities laws.  Candente’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and Candente will continue to provide a reconciliation note to U.S. GAAP in its annual financial statements.

The Termination will not affect Candente’s continuous disclosure obligations in Canada.  Candente will continue to file its continuous disclosure documents with the applicable Canadian securities regulators, which will be made available at www.sedar.com.

About Candente Resource Corp.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico.  Cañariaco is an advanced exploration stage copper deposit.  Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Mr. John DeCooman at 1 (917) 402-9416 or Mr. Neil Currie at: 1 (604) 689-1957 or 1 (877) 689-1964 (toll free); or communications@candente.com.  Visit our website at www.candente.com

NR 237

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.   Candente relies upon litigation protection for forward-looking statements.

NEWS RELEASE

DNT:TSX

DNT: BVL

WKN: GW4

CORPORATE AND CAñARIACO PROJECT UPDATE

Vancouver, British Columbia, March 13th, 2008.  Candente Resource Corp. (DNT:TSX and BVL)  (“Candente” or the “Company”) is pleased to provide a corporate update with emphasis on the advancement of the Cañariaco copper project in Lambayeque department, Peru (“Cañariaco”).

“I am very proud of the team we have built at Candente and what we have accomplished so far,” states Joanne Freeze, CEO and President.  “We are focused on increasing shareholder value by advancing the Cañariaco project in a timely manner.   We now have a very well-rounded team of proven professionals that know how to get the project through feasibility and developed.   Included in the team are: Steven Dean, former President of TeckCominco and current Chairman of Amerigo Resources and Dr. Klaus Zeitler former President of Inmet Mining and Senior V.P. TeckCominco and current President Amerigo.”

“Cañariaco is a robust and scalable project, which means we have the option to go to production alone or take on a partner.  The fact that the prices of buyouts of similar porphyry copper projects in Peru and elsewhere is increasing, is also encouraging.  Cañariaco is a large, bulk tonnage, open pit mining opportunity.  An updated resource estimate will be completed in 2Q 2008.  This resource will be based on the 203 holes drilled as of year-end 2007 by comparison with the April 2007 resource estimate based on 82 holes. "This year, we also plan on continuing to advance our prospective portfolio of gold and silver exploration assets in Peru and Mexico."

Environmental Protection and Community Relations

Environmental protection and community matters continue to be of paramount importance to Candente.  Our hard work and philosophy are focused on ensuring that local stakeholders benefit from current and future activities. Our commitment to ethical business practices includes sustainable development as a factor in business decision making.

•

In December 2007, Candente was recognized as a responsible social and environmental corporate citizen by the regional government of Lambayeque department.

•

In January 2008, the local community of Cañaris voted 85% in favour of Cañariaco continuing exploration and feasibility studies.

Candente’s involvement with developing the area around Cañariaco is benefiting a broad range of stakeholders. Our long term goals appoint to contribute to the social, economic and institutional development, particularly of the San Juan de Cañaris Community, in terms of achieving common objectives.  Candente’s investment of time and money has been directed to improving schools, medical posts, agri-business projects and infrastructure.  In 2007 we started a program to assist with scholarships to facilitate higher education goals by several local students and this will continue and be expanded upon. The agri-business projects, such as growing trees and crops, support commerce of goods in addition to supporting Cañariaco camp requirements for all employees and workers (100 to 300 daily).  These efforts are the foundation to a growing level of involvement that will benefit the area today and throughout the advancement of Cañariaco.

AMEC (Peru) S.A. initiated the Environmental and Social Impact Assessment (“ESIA”) in January 2007 and has expanded the work scope to include the identification of areas with potential for enhancement of flora and fauna and improved agricultural use. The ESIA is expected to be completed with feasibility 4Q 2008.

Cañariaco Feasibility Study, Resource Estimate, and Drilling Results

During 2007, Candente more than doubled the number of metres and holes drilled at Cañariaco by completing 31,337 metres (“m”) in 121 diamond drill holes.  The total metres drilled at Cañariaco by Candente as of December 31, 2007 was 57,355 m in 203 holes. The primary objective of the 2007 drilling campaign was to infill and expand the Cañariaco deposit laterally and vertically.  Another key objective was to better define geological contacts.  These objectives were all achieved and the results show an expansion to the northern high grade zone both vertically and laterally; an expansion to the overall deposit, especially vertically; and a consistent grade of copper mineralization throughout the deposit.

Highlights include: Hole 07-183 drilled to a 701 m depth within the southern part of Cañariaco norte, the sixth hole drilled to such depth.  Hole 07-183 graded 0.50% Cu over 664 m (37 m to 701 m) including 100 m of 0.62% Cu.  Hole 07-172 intersected 0.67% Cu over 283 m (25m to 308m) while Hole 07-177 graded 0.60% Cu over 521 m (32m to 553m) with 1.00% Cu over 56 m (400m to 456m).

All assay results testing for copper mineralization during the 2007 drilling campaign have been received from ALS Laboratory Group in Lima, Peru.  Summary and complete results are available on Candente’s website at http://www.candente.com/s/PeruProjects_Canariaco.asp

A new resource calculation is underway by SRK Consulting (Canada) Inc. (“SRK”) and expected to be complete 2Q 2008 (April-May). This new resource will include a high grade Starter zone.  SRK will also prepare an updated Preliminary Assessment and Economic Evaluation with cash flow analyses in late 2Q 2008.  The updated cash flow analyses will be based on the Measured, Indicated and Inferred resource estimated by SRK during 2Q 2008.

Preliminary metallurgical results, as reported January 15, 2008 for copper flotation indicate good recoveries of 81% to 89% and commercially viable concentrate grades.  These results indicate both copper species, chalcocite and chalcopyrite, are expected to be recovered from one copper concentrate flotation processing facility.  Flotation is expected to yield higher copper recoveries than copper leaching and with less operating risk.  A feasibility-level metallurgical testing program for flotation is underway.  This metallurgical testing program will investigate opportunities to improve the flotation recoveries of the initial flotation testing program.  Leach testing is ongoing.  Additional testing and results are needed to confirm whether a leach processing option may be a viable alternative.

The Company, along with SRK and Samuel Engineering Inc. (“Samuel”) are evaluating various scalable development options to take advantage of the higher grade Starter zone.  This may allow a quick pay back and lower capital requirements prior to ramping up production.  Results for by-product gold and silver recoveries are pending.

Other engineering studies to evaluate processing rates, processing design, infrastructure configurations and waste dump locations are advancing with Samuel, SRK and Tetra Tech Inc. under the guidance of VP Operations, Tom Rinaldi.  The Cañariaco feasibility has been expanded from the original design scope of the 104 million tonne Starter Pit contemplated in March 2007 to include the Measured and Indicated resource estimate underway by SRK.

Complete results, maps, cross-sections and all reports can be viewed at:

http://www.candente.com/s/PeruProjects_Canariaco.asp

Corporate Affairs

Investments by Amerigo Resources Ltd. in 2007 and 2008 and the addition of Dr. Klaus Zeitler, Director, and Steven Dean, Chairman, to the Candente Board of Directors have significantly enhanced Candente’s financing and management capabilities.   Amerigo’s interest in Candente is currently 13% of total shares issued and outstanding.

W. John DeCooman, Jr. joined Candente as VP Finance and Corporate Development in November 2007 after 10 years in mine finance and evaluation at Deutsche Banc Alex. Brown and Standard Bank plc. The combination of Messrs. DeCooman, Zeitler and Dean give Candente a team well experienced with large mining sector project financings and M&A transactions.  As well, we remain very positive about the ability of the Peruvian capital markets as well as international off take buyers to play integral roles in the Cañariaco financing strategy.

About Candente Resource Corp.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico.  Cañariaco is an advanced exploration stage copper deposit.  Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in the April 26, 2007 Minefill report which can be found on the Candente website shown above.  All samples were submitted to Actlabs in Lima, Peru. Robert van Egmond, P.Geo., Manager Exploration Peru  is the Qualified Persons as defined by NI 43-101 for the project discussed above and he has read and approved the contents of this release.

For further information please contact Mr. John DeCooman at 1 (917) 402-9416 or Mr. Neil Currie at: 1 (604) 689-1957 or 1 (877) 689-1964 (toll free); or communications@candente.com.  Visit our website at www.candente.com

NR 238

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.   Candente relies upon litigation protection for forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS

We advise U.S. investors that this news release uses terms which are not recognized by the United States Securities and Exchange Commission (“SEC”), including “mineral resources”, “measured resources”, “indicated resources” and “inferred resources”. The estimation of measured and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted to reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically mineable, or will be upgraded into measured or indicated mineral resources. U.S. investors are cautioned not to assume that mineral resources in any of these categories will be converted into reserves.